

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2016

Mail Stop 4720

<u>Via E-mail</u>
John C. Gerspach
Chief Financial Officer Citigroup Inc.
399 Park Avenue
New York, NY 10022

  Re: **Citigroup Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2015
    Definitive Proxy Statement on Schedule 14A
    Response Dated July 13, 2016
    File No. 001-09924

Dear Mr. Gerspach:

  We have reviewed your July 13, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2016 letter.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Citi's Executive Compensation Awards, page 61</u>

1. We note your response to comment three, but we are unable to reconcile the fact that your disclosure strongly emphasizes a methodology that utilizes the achievement of identified targets (Steps 1 and 2 in your response) while the ultimate compensation decisions appear to be based upon a loose framework or guideline, indicia of the Committee's exercising its discretionary authority.

For example:

- You disclose and reiterate in your response letter that the Committee first sets goals and then reviews performance against those goals, which include financial goals that are in your annual business plan. However you do not disclose what those goals are for each objective financial goal, so comparing them to the actual results on pages 63-70 does not inform an investor whether those results were above or below 10% of that unidentified goal.

- You note on page 62 that you come up with a preliminary rating (Step 2) for each of your named executive officers, you review estimates of market ranges (Step 3), link performance to pay (Step 4) and make final adjustments (Step 5). However, you do not disclose what the preliminary amounts were or what adjustments were made at each step so a reader can follow your compensation decision-making process.

- Your disclosure appears to indicate that the Committee exercised negative discretion with respect to Messrs. Corbat's and Gerspach's (pages 65-66) final compensation amounts. However, your disclosure does not indicate the amount of compensation that these named executives officers would have been otherwise entitled to and how the Committee exercised its negative discretion in accordance with Item 402(b)(2)(vi) of Regulation S-K.

While your response indicates that you use a "non-formulaic but fact-based process to communicate the Committee's considered approach to evaluating qualitative performance criteria," the final compensation determinations appear to have been made at the Committee's discretion. Otherwise, even if the named executive officers' achievement levels on particular scoreboard items do not translate formulaically to their compensation amounts, how you determined such amounts should be discussed.

In future filings, please provide more detail regarding the quantitative decisions made in Step 2 and the qualitative decisions made in Step 4 and how those decisions directly lead to certain compensation amounts. If the ultimate compensation decisions, albeit informed by the various non-formulaic factors noted in your disclosure, are determined at the Committee's judgment/discretion, clearly state so in your future filings.

Please contact Eric Envall, Staff Attorney at (202) 551-3234 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services